DRINKER BIDDLE & REATH LLP

One Logan Square

18th & Cherry Streets

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

March 1, 2006

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patricia P. Williams

Re:    The Commerce Funds – Post Effective Amendment No. 26;

      Registration Nos. 33-80966 and 811-8598

Dear Ms. Williams:

This letter is being provided to you in response to the comments you gave to me on February 27, 2006 with respect to The Commerce Funds’ (the “Registrant”) Post-Effective Amendment No. 26. Your comments together with responses are set forth below.

Prospectus

1. Comment: Please state the responsibility of each fund manager for those portfolios managed by a team.

    Response: The Asset Allocation, Core Equity and Value Funds are currently managed by teams. With respect to the Asset Allocation Fund, the prospectus states that no member of the Adviser’s Investment Policy Team (“IPT”) is primarily responsible for portfolio management and that the IPT makes collective decisions regarding portfolio management. With respect to the Core Equity and Value Funds, the prospectus states that each Fund’s co-managers are jointly responsible for portfolio management. Therefore, we believe that no change in disclosure is necessary.

2. Comment: Please indicate for how long each fund manager has managed his respective portfolio.

    Response: The prospectus has been modified to state the length of time each fund manager has managed a portfolio.

As discussed, we plan to make the foregoing prospectus changes in a filing pursuant to Rule 485(b).

Accounting Matters

3. Comment: Please identify the name of the Registrant’s accountant below the signature on the Form N-SAR for the period ending October 31, 2006 as required by Rule 302 of Regulation S-T.

    Response: The requested change will be made in future filings on Form N-SAR.

4. Comment: With respect to the Form N-CSR for the period ended October 31, 2005, if the following securities held by the Bond Fund are in default, please so indicate in the Form N-CSR’s Statement of Investments.

Name	Principal Amount	Interest Rate	Maturity Date
Green Tree Financial Corp. Series 1999-1 Class M1	$3,750,000	6.56%	11/01/2028
Green Tree Financial Corp. Series 1999-1 Class M2	$1,500,000	7.34%	11/01/2028

    Response: According to the Fund’s independent registered public accounting firm, the above securities were not in default as of October 31, 2005. Accordingly, we believe that no additional disclosure is necessary.

Very truly yours,

/s/Diana E. McCarthy
Diana E. McCarthy

cc:    Larry Franklin

         George Djurasovic